Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
National Penn Bancshares, Inc.:

We consent to the use of our reports dated February 29, 2012, with respect to the consolidated balance sheets of National Penn Bancshares, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of the Company incorporated by reference herein and to the reference to our firm under the heading “Experts” in this Registration Statement on Form S-3.

/s/ KPMG LLP

Philadelphia, Pennsylvania
May 10, 2012